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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                              Eclipsys Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   2788560109
                                   ----------
                                 (CUSIP Number)

                                December 22, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

--------------------                                           -----------------
CUSIP No. 2788560109                   13G                     Page 2 of 7 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Warburg, Pincus Ventures, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,840
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,840
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,840
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .005%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No. 2788560109                    13G                    Page 3 of 7 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Warburg, Pincus & Co.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            24,133
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,840
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 24,133
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,840
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,973
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .07%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No. 2788560109                   13G                     Page 4 of 7 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,840
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,840
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,840
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .005%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 1 amends the Schedule 13G initially filed by Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co. and E.M. Warburg, Pincus & Co., LLC (the "Reporting Entities") on February 9, 1999 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Eclipsys Corporation, a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13G.

     Introductory Note.
     ------------------

     The Reporting Entities are hereby reporting a change in their beneficial ownership of the Common Stock caused by the distribution on December 22, 1999, by Warburg, Pincus Ventures, L.P. ("WPV") of an aggregate of 3,213,785 shares of Common Stock to the partners of WPV. The sole general partner of WPV, Warburg, Pincus & Co., a New York general partnership ("WP"), in turn distributed a portion of the shares of Common Stock it received to its partners (collectively, the "Distribution"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages WPV. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. As a result of the Distribution, WPV directly owns 1,840 shares of Common Stock and WP directly owns 24,133 shares of Common Stock. With respect to such shares of Common Stock now owned directly by WP, this Amendment is being filed solely to reflect a change in ownership from indirect to direct.

     As a result of such transactions, the percentage of Common Stock that may be deemed to be beneficially owned by the Reporting Entities has decreased from 11.0% to .005% in the case of WPV and EMW LLC, and from 11.0% to .07% in the case of WP.

Item 4. Ownership
        ---------

     Item 4 of the Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

                    Ownership of WP:
                    ----------------

                    (a) 25,973 shares of Common Stock, as
                        of December 22, 1999.
                    (b) .07%


                               Page 5 of 7 Pages

                    (c) (i)   24,133
                        (ii)  1,840
                        (iii) 24,133
                        (iv)  1,840

                    Ownership of WPV and EMW LLC:
                    -----------------------------

                    (a) 1,840 shares of Common Stock, as of
                        December 22, 1999.
                    (b) .005%
                    (c) (i)   -0-
                        (ii)  1,840
                        (iii) -0-
                        (iv)  1,840


Item 5. Ownership of Five Percent or Less of a Class
        --------------------------------------------

     Item 5 of the Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


                               Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2000

                                        WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


                                        WARBURG, PINCUS & CO.


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


                                        E.M. WARBURG, PINCUS & CO., LLC


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:   Stephen Distler
                                            Title:  Member


                                Page 7 of 7 Pages